Dundee Corporation, Scotiabank Enter Into Shareholder Agreement

FOR IMMEDIATE RELEASE

Toronto, September 18, 2007 – Pursuant to today’s announced transaction between DundeeWealth Inc. (“DundeeWealth”) and The Bank of Nova Scotia (“Scotiabank”), Scotiabank will make a strategic investment in DundeeWealth Inc., purchasing an 18% interest in DundeeWealth’s equity. With its ownership of more than 50% of voting shares, Dundee Corporation remains the controlling shareholder of DundeeWealth Inc. following the transaction.

In this respect, Dundee Corporation (TSX: DC.A) announced today that it has entered into an agreement with The Bank of Nova Scotia regarding their respective shareholding interests in DundeeWealth Inc. (the “Agreement”).

As part of the overall transaction both Dundee Corporation and Scotiabank will obtain pre-emptive rights in connection with issuances of equity by DundeeWealth (subject to certain exceptions for stock options and similar issuances). In addition, “right of first offer” provisions between Dundee Corporation and Scotiabank are included in the Agreement which provide to each a first right to purchase shares of DundeeWealth which the other shareholder wishes to sell. These are subject to certain “right to match” provisions if the parties do not initially agree on a sale transaction and the seller receives an offer from a third party. Scotiabank has also agreed to customary “stand-still” restrictions that prohibit their acquisition of more than a 20% interest in DundeeWealth.

As part of the Agreement and subject to specific minimum ownership provisions, Dundee Corporation will support the nomination by Scotiabank of up to three DundeeWealth directors. In the same way Scotiabank has agreed to vote its shares in favour of Dundee Corporation’s nomination of a majority of directors to the board of DundeeWealth if Dundee Corporation’s interest falls below 50% but exceeds 30%.

The transaction is subject to receipt of all necessary regulatory approvals, including that of the Toronto Stock Exchange. Subject to obtaining such regulatory approvals and satisfaction of customary closing conditions, it is anticipated that the transaction will be completed on or about September 28, 2007.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its controlled subsidiary, DundeeWealth Inc., a company with $62.6 billion in assets under management and administration. Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

For further information contact:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
Telephone (416) 365-5665

Joanne Ferstman
Chief Financial Officer
Dundee Corporation
Telephone (416) 365-5010